Via Facsimile and U.S. Mail
Mail Stop 6010

July 5, 2007

Glenn W. Anderson
President and Chief Executive Officer
GAINSCO, INC.
3333 Lee Parkway, Suite 1200
Dallas, Texas 75219

Re: **GAINSCO, INC.**
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File Number: 001-09828

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 1

Reserves, page 11

1. We believe that for the reconciliations of net reserve amounts to the gross reserve amounts in the table to be compliant with Industry Guide 6, it is necessary to include a line item that arrives at the cumulative deficiency (redundancy) on a gross basis (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented. Please provide us with a revised table in your proposed format.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies, page 50

Deferred Policy Acquisition Costs and Policy Acquisition Costs, page 50

2.   Please provide us, in disclosure-type format, the impacts that changes in these estimates have had in the period presented. Include a discussion of the sensitivity of these estimates to reasonably possible changes in the assumptions.

Unpaid Claims and Claim Adjustment Expense, page 51

3.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.
   a. Please disclose the amount of the gross reserves for loss and loss adjustment expense for each year presented. Include the amount of IBNR separately for each material line of business.
   b. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
        1. Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.
        2. Identifies the unique development characteristics of each material short-tail and long-tail line of business
        3. Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
        4. Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

    c. Describe management's policy for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

        1. Describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

        2. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

    d. It appears that you have significantly revised your provision for losses of insured events of prior years. Please provide the following to explain the reasons for your change in estimate for unpaid claims and claim adjustment expenses for both the runoff lines and the nonstandard personal automobile lines:

        1. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

        2. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

    e. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

        1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

        2. Explicitly identify and discuss key assumptions as of December 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

    f. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

    g. We note that your discussion on page 48 as well as in other portions of the document makes reference to the use of an "independent actuary" in connection with your reserve balances. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the name of the firm be included in the '34 Act filing. If the firm is named in the filing and the 10-K is incorporated by reference into a registration statement, a consent would be required. Please advise.

Contractual Obligations, page 49

4.   The table of contractual obligations should include interest on long-term debt. Please provide us a revised table that includes the interest on long-term debt as well a revised note to the table that explains this inclusion.

Consolidated Statements of Shareholders' Equity and Comprehensive Income, page 69

5.   Disclosure of changes in the number of shares for each period presented should accompany the disclosure of changes in the equity accounts or be presented separately in the notes to the financial statements. Please provide us, in disclosure-type format, the changes in the number of shares outstanding for each period. Also, see the following comment regarding retroactively restating shares presented for the reverse stock split.

6.   You disclose on page 94 that in November 2005 a one-for-four reverse split became effective. Stock splits should be applied retroactively to all share and per share amounts in the financial statements for all periods presented. Considering your presentation of the reverse stock split in your 2005 statement of shareholders' equity, it is not clear whether you have appropriately accounted for the stock split in your financial statements including those used in the computation of earnings per share. Please advise.

Notes to Consolidated Financial Statements, page 73

(1) Background and Summary of Accounting Policies, page 73

(c) Investments, page 74

7.   Please provide us, in disclosure-type format, the accounting policy that you apply to the asset-backed securities including how you account for changes in prepayments. If it is similar to the mortgage backed securities, please include such a statement.

(k) Revenue Recognition and Premiums Receivable, page 77

8.   Please provide us, in disclosure-type format, your policy for recognizing agency revenues.

(10) Federal Income Taxes, page 91

9.   Please explain to us, in disclosure-type format, the factors that were considered in

determining that it was necessary to record the tax benefits in the fourth quarter of 2005 and the fourth quarter of 2006. Please explain why the evidence considered was unavailable at the time of the previous estimates.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant